UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American International Group, Inc.

File No. 001-08787 – CF # 23070

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American International Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on December 2, 2008, as amended March 16, 2009 and May 15, 2009.

Based on representations by American International Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through November 25, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director